FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 29, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica Per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Dated: August 29, 2002

By: ______________________
Name: Riccardo A. Pettazzi
Title: Chief of Corporate Affairs Department

List of exhibits regarding **FORM 6-K** for the month of August 2002 through August 29, 2002:

1) Press Release of August 26, 2002

2) Press Release of August 28, 2002

TELECOM ITALIA

PRESS RELEASE

Rome, 26 August 2002 – As announced in a press release on 21 June 2002 (www.telecomitalia.it/press), having received approval from the French regulatory authorities, the sale of the 9Telecom Group to LDCOM was concluded today. As part of the deal, Telecom Italia acquired a 7% equity stake in LDCOM.

Communication & Media Relations
+39 0636882023-0636882066
www.telecomitalia.it/press

Investor Relations: +3906.36882560/2381
www.telecomitalia.it/investor

TELECOM ITALIA

PRESS RELEASE

TIM ready to launch GSM services in Brazil

Telecom Italia Group down to a 19% ordinary share interest in Solpart

Rome, 28 August 2002 – The Telecom Italia Group has reached agreement with fellow shareholders in Solpart Participações S.A. (which has indirect control of Brasil Telecom). The Telecom Italia Group is to reduce its own stake in Solpart ordinary share capital from 37.29% to 19%, through a sale of equity to Timepart Participações Ltda and to Techold Participações S.A..

This reduction is required to overcome barriers of a regulatory nature which until now have prevented TIM's local subsidiaries from commencing GSM 1800 commercialization. The deal brings Telecom Italia's position into line with Brazilian legal requirements and paves the way for TIM to begin an immediate launch of GSM services.

After this transaction the Telecom Italia Group stake dips below the 20% threshold of Solpart ordinary share capital and as a result Telecom Italia no longer has the right to be involved in control over Brasil Telecom – a factor that has proved to be the impediment to TIM starting up its GSM service in Brazil.

Prior to the deal the Telecom Italia Group owned 37.29% of Solpart's ordinary shares and 38% of its privileged shares. Effective on signature of contract, the Group is transferring 18.29% of Solpart ordinary shares to Timepart and Techold, for $47,000. This price reflects the value deriving from the market capitalization of Brasil Telecom, Solpart's only asset. The Telecom Italia Group will therefore continue to hold the privileged capital it already owns, which constitutes the greater part of Solpart's economic capital.

As soon as is legally possible, the Telecom Italia Group intends to return to its previous investment position. As and when this occurs, the company agreement which is voided by these developments shall be reformulated in such a way as to provide Brasil Telecom management greater flexibility in running the company.

This transaction requires ANATEL regulatory approval. Should this not be forthcoming, the contract shall automatically be rescinded.

Communication & Media Relations
+39 06.36882023/2066
www.telecomitalia.it/press

Investor Relations: +39 06 36882560/2381
www.telecomitalia.it/investor